SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            ENSCO INTERNATIONAL, INC.
                 --------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                 --------------------------------------------------------------

                         (Title of Class of Securities)


                 --------------------------------------------------------------
                                                      0002927191
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 12, 1997
                 --------------------------------------------------------------

             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 8 Pages

--------------------                      -------------------------------------
CUSIP No. 0002927191           13D
--------------------                       ------------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                      (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             |_|


-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
   NUMBER OF      7       SOLE VOTING POWER
    SHARES
  BENEFICIALLY            6,372,060 shares of Common Stock (See Item 5)
   OWNED BY
   EACH
  REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
     8       SHARED VOTING POWER

             85,350 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------
     9       SOLE DISPOSITIVE POWER

            6,372,060  shares  of  Common Stock (See Item 5)

-------------------------------------------------------------------------------
    10      SHARED DISPOSITIVE POWER

            85,350 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,457,410 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.50% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 8 Pages

                                                AMENDMENT NO. 1 TO

                                                   SCHEDULE 13D


                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd. ("Cambridge" or "CIL"), a California corporation, registered as an investment advisor in the State of California, regarding shares of Ensco International, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.10 par value

                  Issuer: Ensco International, Inc. (the "Issuer") 2700 Fountain Place
                                1445 Ross Avenue
                                Dallas, TX 75202-2792
                                (214) 922-1500


Item 2.           Identity and Background

                  There is no change in this section.


Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("PAL"), Quantum Partners, LDC ("QUE"), Cambridge Profit Sharing Plan (the "Plan") and Cambridge (collectively, the "Funds"), has invested approximately $126,688,693.20 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., PAL, QUE, the Plan, and Cambridge have invested approximately $27,269,144.06, $33,156,094.21, $14,600,748.05, $7,132,419.21,
$1,654,808.20,  $14,898,468.73,  $11,435,396.86 and $8,887,813.55, respectively.
The source of these funds was the respective working capital of each of the Funds. John R. Tozzi ("JRT"), the sole shareholder of CIL, may be deemed to have invested directly and indirectly approximately $7,653,720.53.


Item 4.           Purpose of the Transaction

                  There is no change in this section



                                               Page 3 of 8 Pages

Item 5.           Interest in Securities of the Issuer

                  (a) Cambridge is the beneficial owner of 6,457,410 shares of Common Stock, or 4.5% shares of the shares outstanding. Of the 6,457,410 shares of Common Stock described above, (i) 1,766,374 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 1,717,875 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 566,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 212,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; (v) 68,259 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 486,352 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE; (vii) 931,600 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of the Plan; and (viii) 264,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its institutional account. JRT, directly and indirectly, may be deemed the beneficial owner of 443,950 shares of Common Stock or, in the aggregate, 0.31% of the shares outstanding.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on December 29, 1997 is based on 142,282,699 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission for the quarter ended September 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP, CEF, COG, COG Int'l., PAL, QUE, the Plan and Cambridge mentioned above. JRT has the sole power to vote and dispose of 358,600 shares of Common Stock held by him directly or through a charitable organization established by JRT. JRT has shared power to vote and dispose of the remaining 85,350 of the shares of Common Stock which are owned by JRT's family.

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds, respectively, JRT's charitable organization and JRT's family have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e)    Not Applicable.




                                               Page 4 of 8 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.

                                               Page 5 of 8 Pages


-----------------------------------------------------------------------------------------------
                                             ESV
-----------------------------------------------------------------------------------------------
         DATE      ACCOUNT           TRANS                            SHARES           PRICE
                                     (A/D)                                             ($)
-----------------------------------------------------------------------------------------------
         11/13/97  JRT               A                                15000             38.18
-----------------------------------------------------------------------------------------------
         11/13/97  JRT               D                                15000             39.06
-----------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                  950             39.61
-----------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                 1150             39.61
-----------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                 1900             39.61
-----------------------------------------------------------------------------------------------
         11/14/97  QUE               D                                31000             39.61
-----------------------------------------------------------------------------------------------
         11/17/97  CEF               D                                14400             40.95
-----------------------------------------------------------------------------------------------
         11/17/97  CEF               D                                 7600             40.95
-----------------------------------------------------------------------------------------------
         11/17/97  CELP              D                                15850             40.95
-----------------------------------------------------------------------------------------------
         11/17/97  CELP              D                                 4400             40.95
-----------------------------------------------------------------------------------------------
         11/17/97  CELP              D                                  750             40.95
-----------------------------------------------------------------------------------------------
         11/17/97  QUE               D                                 9500             40.95
-----------------------------------------------------------------------------------------------
         11/18/97  CEF               D                                 9600             38.79
-----------------------------------------------------------------------------------------------
         11/18/97  CELP              D                                 2450             38.79
-----------------------------------------------------------------------------------------------
         11/18/97  CELP              D                                 5750             38.79
-----------------------------------------------------------------------------------------------
         11/18/97  QUE               D                                 2200             38.79
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                16000              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                32000              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                 9763             38.78
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                16537             38.78
-----------------------------------------------------------------------------------------------
         12/05/97  CEF               D                                 7463              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                 3200              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                 8014             38.78
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                21786              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                 3450              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                14986             38.78
-----------------------------------------------------------------------------------------------
         12/05/97  CELP              D                                20000              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  PAL               D                                 8253              38.3
-----------------------------------------------------------------------------------------------
         12/05/97  QUE               D                                 7000             38.77
-----------------------------------------------------------------------------------------------
         12/05/97  QUE               D                                14948              38.3
-----------------------------------------------------------------------------------------------
         12/08/97  CEF               D                                37200             12.76
-----------------------------------------------------------------------------------------------
         12/08/97  CELP              D                                21200             39.64
-----------------------------------------------------------------------------------------------
         12/08/97  CELP              D                                 6586             39.64
-----------------------------------------------------------------------------------------------
         12/08/97  CELP              D                                 5014             39.64
-----------------------------------------------------------------------------------------------
         12/08/97  QUE               D                                 8452             39.64
-----------------------------------------------------------------------------------------------
         12/08/97  QUE               D                                 1948             39.64
-----------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                16800             39.03
-----------------------------------------------------------------------------------------------
         12/09/97  CELP              D                                12000             39.03
-----------------------------------------------------------------------------------------------
         12/09/97  QUE               D                                 6200             39.03
-----------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                 3437             38.61
-----------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                 4563             38.61
-----------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                25000             38.61


                                               Page 6 of 8 Pages



-----------------------------------------------------------------------------------------------
         12/10/97  CELP              D                                 2614             38.61
-----------------------------------------------------------------------------------------------
         12/10/97  CELP              D                                10386             38.61
-----------------------------------------------------------------------------------------------
         12/10/97  CELP              D                                21200             38.61
-----------------------------------------------------------------------------------------------
         12/10/97  QUE               D                                19800             38.61
-----------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                20000              36.3
-----------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                29800              36.3
-----------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                 6163              36.3
-----------------------------------------------------------------------------------------------
         12/11/97  CEF               D                                15437              36.3
-----------------------------------------------------------------------------------------------
         12/12/97  CEF               D                                10100             35.17
-----------------------------------------------------------------------------------------------
         12/12/97  CELP              D                                16986             35.17
-----------------------------------------------------------------------------------------------
         12/12/97  CELP              D                                  414             35.17
-----------------------------------------------------------------------------------------------
         12/12/97  CELP              D                                10400             35.17
-----------------------------------------------------------------------------------------------
         12/12/97  CELP              D                                14000             35.17
-----------------------------------------------------------------------------------------------
         12/12/97  CELP              D                                60400             35.17
-----------------------------------------------------------------------------------------------
         12/12/97  QUE               D                                31700             35.17
===============================================================================================



                                               Page 7 of 8 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                       CAMBRIDGE INVESTMENTS, LTD.


                                       By: /s/Jocelyn E. Weingart,
                                                   Vice President

                                               Page 8 of 8 Pages